NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.2 OF 2003
                      COUPON PERIOD ENDING 18 DECEMBER 2003

USD NOTES
---------

                 FV OUTSTANDING   BOND FACTOR   COUPON RATE   COUPON PAYMENTS   PRINCIPAL PAYMENTS   CHARGE OFFS
                     (USD)                                         (USD)              (USD)             (USD)
                 --------------   -----------   -----------   ---------------   ------------------   -----------
CLASS A NOTES   1,305,253,226.23   91.276449%    1.33000%      4,807,580.56       124,746,773.77        0.00


                 FV OUTSTANDING   BOND FACTOR   COUPON RATE   COUPON PAYMENTS   PRINCIPAL PAYMENTS   CHARGE OFFS
                     (AUD)                                         (AUD)              (AUD)             (AUD)
                 --------------   -----------   -----------   ---------------   ------------------   -----------
CLASS B NOTES      38,000,000.00   100.000000%  Not Disclosed  Not Disclosed           0.00             0.00
CLASS C NOTES       9,200,000.00   100.000000%  Not Disclosed  Not Disclosed           0.00             0.00

                                                     30-NOV-03
POOL SUMMARY                                            AUD
------------
Outstanding Balance - Variable Rate Housing Loans    1,718,241,372
Outstanding Balance - Fixed Rate Loans                 379,253,970
Number of Loans                                             13,035
Weighted Average Current LVR                                65.94%
Average Loan Size                                          160,913
Weighted Average Seasoning                                 18 mths
Weighted Average Term to Maturity                         293 mths

PRINCIPAL COLLECTIONS                                   AUD
---------------------
Scheduled Principal Payments                         12,331,085.00
Unscheduled Principal Payments                      199,837,389.28
Redraws                                               8,924,969.51

Principal Collections                               203,243,504.77

TOTAL AVAILABLE PRINCIPAL                               AUD
-------------------------
Principal Collections                               203,243,504.77
Principal Charge Offs                                         0.00
Principal Draw                                        6,822,824.93
Total Available Principal                           196,420,679.84

Principal Distributed                               196,420,679.84
Principal Retained                                            0.00

TOTAL AVAILABLE FUNDS                                   AUD
---------------------
Available Income                                     32,190,058.52
Principal Draw                                        6,822,824.93
Liquidity Draw                                                0.00

Total Available Funds                                39,012,883.45

REDRAW & LIQUIDITY FACILITIES                            AUD
-----------------------------
Redraw Shortfall                                              0.00
Redraw Carryover Charge Offs                                  0.00

CPR
---
                                                         OCT-03           NOV-03
                                                         ------           ------
                           1 MTH CPR                     33.33%           33.34%

ARREARS
-------
                                 % OF POOL
                                (BY NUMBER)
31 - 59 DAYS                       0.15%
60 - 89 DAYS                       0.03%
90+ DAYS                            Nil
DEFAULTS*                           Nil
LOSSES                              Nil